UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Maiden Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G5753U112

(CUSIP Number)

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,980,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,980,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.01%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,980,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,980,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.01%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,980,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,980,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.01%
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,980,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,980,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.01%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. G5753U112

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated to read as follows:

The Common Shares purchased by 683 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 6,980,000 Common Shares beneficially owned by 683 Partners is approximately $5,865,244, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 87,138,453 Common Shares outstanding, as of March 15, 2021, which is the total number of Common Shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 5, 2021.

A.	683 Partners
(a)	As of the close of business on April 12, 2021, 683 Partners directly beneficially owned 6,980,000 Common Shares.

Percentage: Approximately 8.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,980,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,980,000

(c)	The transactions in the Common Shares by 683 Partners during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
B.	683 Capital GP
(a)	As of the close of business on April 12, 2021, 683 Capital GP, as the general partner of 683 Partners, may be deemed to beneficially own the 6,980,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 8.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,980,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,980,000

(c)	683 Capital GP has not entered into any transactions in the Common Shares during the past (60) sixty days.
6

CUSIP No. G5753U112

C.	683 Management
(a)	As of the close of business on April 12, 2021, 683 Management, as the investment manager of 683 Partners, may be deemed to beneficially own the 6,980,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 8.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,980,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,980,000

(c)	683 Management has not entered into any transactions in the Common Shares during the past (60) sixty days.

D.       Ari Zweiman

(a)	As of the close of business on April 12, 2021, Mr. Zweiman, as the managing member of each 683 Management and 683 Capital GP, may be deemed to beneficially own the 6,980,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 8.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,980,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,980,000

(c)	Mr. Zweiman has not entered into any transactions in the Common Shares during the past sixty (60) days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

683 Partners has sold short in exchange listed American-style call options referencing an aggregate of 74,400 Shares, which have an exercise price of $2.50 per Share and expire on April 16, 2021. 683 Partners has also sold short in exchange listed American-style call options referencing an aggregate of 2,000 Shares, which have an exercise price of $5.00 per Share and expire on April 16, 2021.

7

CUSIP No. G5753U112

683 Partners has sold short in exchange listed American-style call options referencing an aggregate of 450,000 Shares, which have an exercise price of $2.50 per Share and expire on May 21, 2021. 683 Partners has sold short in exchange listed American-style call options referencing an aggregate of 54,000 Shares, which have an exercise price of $5.00 per Share and expire on May 21, 2021.

683 Partners has sold short in exchange listed American-style call options referencing an aggregate of 500,000 Shares, which have an exercise price of $2.50 per Share and expire on August 20, 2021. 683 Partners has sold short in exchange listed American-style call options referencing an aggregate of 325,000 Shares, which have an exercise price of $5.00 per Share and expire on August 20, 2021. 683 Partners has sold short in exchange listed call options referencing an aggregate of 25,000 Shares, which have an exercise price of $7.50 per Share and expire on August 20, 2021.

683 Partners has sold short in exchange listed American-style call options referencing an aggregate of 60,100 Shares, which have an exercise price of $5.00 per Share and expire on November 19, 2021.

8

CUSIP No. G5753U112

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

683 CAPITAL PARTNERS, LP

By:	683 CAPITAL GP, LLC General Partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL GP, LLC.

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
Ari Zweiman

9

CUSIP No. G5753U112

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Date of Transaction	Amount of Securities	Price per Share ($)

683 Capital Management, LLC

Short Sale of March 2021 Call Option ($2.50 Exercise Price)[1]	02/08/2021	6	0.3000
Short Sale of May 2021 Call Option ($2.50 Exercise Price)[2]	02/08/2021	170	0.4000
Short Sale of May 2021 Call Option ($2.50 Exercise Price)[2]	02/09/2021	80	0.4000
Short Sale of August 2021 Call Option ($2.50 Exercise Price)[3]	02/09/2021	250	0.5500
Sale of Common Stock	02/10/2021	25,000	2.6322
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/10/2021	1	0.3000
Sale of Common Stock	02/11/2021	13,945	2.6567
Sale of Common Stock	02/12/2021	36,055	2.7584
Sale of Common Stock	02/12/2021	18,000	2.8554
Sale of Common Stock	02/12/2021	7,000	2.8657
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/12/2021	743	0.5505
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/12/2021	500	0.5509
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/12/2021	500	0.5512
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/12/2021	1,000	0.6160
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/12/2021	500	0.6405
Short Sale of March 2021 Call Option ($5.00 Exercise Price) [1]	02/12/2021	76	0.1000
Short Sale of May 2021 Call Option ($2.50 Exercise Price) [2]	02/12/2021	117	0.7026
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	02/12/2021	4	0.2000
Short Sale of August 2021 Call Option ($7.50 Exercise Price) [3]	02/12/2021	6	0.1500
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/16/2021	19	0.6000
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	02/16/2021	45	0.2000
Short Sale of August 2021 Call Option ($7.50 Exercise Price) [3]	02/17/2021	19	0.1000
Sale of Common Stock	02/24/2021	9,387	2.7200
Short Sale of April 2021 Call Option ($2.50 Exercise Price) [4]	02/24/2021	247	0.5000
Short Sale of May 2021 Call Option ($5.00 Exercise Price) [2]	02/24/2021	500	0.0500
Short Sale of August 2021 Call Option ($2.50 Exercise Price) [3]	02/24/2021	250	0.6500
Short Sale of August 2021 Call Option ($7.50 Exercise Price) [3]	02/24/2021	225	0.0500
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/25/2021	481	0.4000
Short Sale of April 2021 Call Option ($2.50 Exercise Price) [4]	02/25/2021	753	0.4003
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	02/25/2021	391	0.1000
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	02/26/2021	671	0.4000
Short Sale of April 2021 Call Option ($5.00 Exercise Price) [4]	02/26/2021	20	0.0500
Short Sale of August 2021 Call Option ($2.50 Exercise Price) [3]	02/26/2021	50	0.6500
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	02/26/2021	560	0.1000
Disposition of Common Stock upon Assignment of March 2021 Call Option ($2.50 Exercise Price)	03/01/2021	100	2.5000
Sale of Common Stock	03/01/2021	16,457	2.7977
Short Sale of April 2021 Call Option ($2.50 Exercise Price) [4]	03/01/2021	10	0.5000
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	03/01/2021	500	0.1000
Sale of Common Stock	03/02/2021	24,056	2.7877
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	03/02/2021	252	0.3500
Short Sale of April 2021 Call Option ($2.50 Exercise Price) [4]	03/02/2021	2	0.4500
Short Sale of May 2021 Call Option ($2.50 Exercise Price) [2]	03/02/2021	733	0.5000
Short Sale of August 2021 Call Option ($2.50 Exercise Price) [3]	03/02/2021	450	0.6000
Sale of Common Stock	03/03/2021	25,000	2.8037
Short Sale of August 2021 Call Option ($2.50 Exercise Price) [3]	03/03/2021	500	0.6000
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	03/03/2021	500	0.1000
Short Sale of March 2021 Call Option ($2.50 Exercise Price) [1]	03/04/2021	78	0.2500
Sale of Common Stock	03/08/2021	12,400	2.9000
Short Sale of May 2021 Call Option ($2.50 Exercise Price) [2]	03/08/2021	400	0.5500
Short Sale of August 2021 Call Option ($2.50 Exercise Price) [3]	03/08/2021	2	0.7000
Sale of Common Stock	03/09/2021	12,600	2.8870
Sale of Common Stock	03/10/2021	1,300	2.9700
Short Sale of May 2021 Call Option ($5.00 Exercise Price) [2]	03/10/2021	30	0.0500
Short Sale of August 2021 Call Option ($2.50 Exercise Price) [3]	03/10/2021	498	0.7000
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	03/10/2021	1,000	0.0502
Sale of Common Stock	03/11/2021	23,700	2.9510
Sale of Common Stock	03/12/2021	4,100	3.0015
Sale of Common Stock	03/15/2021	45,900	3.0586
Sale of Common Stock	03/16/2021	15,597	3.1916
Short Sale of May 2021 Call Option ($5.00 Exercise Price) [2]	03/16/2021	10	0.0500
Short Sale of August 2021 Call Option ($5.00 Exercise Price) [3]	03/16/2021	250	0.1004
Sale of Common Stock	03/17/2021	9,403	3.1265
Purchase of March 2021 Call Option ($2.50 Exercise Price) [5]	03/17/2021	1,024	0.5000
Purchase of March 2021 Call Option ($2.50 Exercise Price) [5]	03/17/2021	3,976	0.5000
Short Sale of May 2021 Call Option ($2.50 Exercise Price) [2]	03/17/2021	2,500	0.6500
Short Sale of August 2021 Call Option ($2.50 Exercise Price) [3]	03/17/2021	2,500	0.7500
Sale of Common Stock	03/19/2021	25,000	3.1181
Sale of Common Stock	03/22/2021	10,086	3.2009
Short Sale of November 2021 Call Option ($5.00 Exercise Price) [6]	03/22/2021	500	0.1506
Sale of Common Stock	03/24/2021	14,914	3.0123
Short Sale of November 2021 Call Option ($5.00 Exercise Price) [6]	03/24/2021	101	0.1500
Sale of Common Stock	03/25/2021	25,000	3.1385
Sale of Common Stock	03/26/2021	25,000	3.2035
Sale of Common Stock	03/29/2021	17,322	3.4296
Sale of Common Stock	03/30/2021	18,020	3.4324
Sale of Common Stock	03/31/2021	14,658	3.2940
Sale of Common Stock	04/01/2021	2,900	3.3316
Sale of Common Stock	04/05/2021	3,600	3.3317
Disposition of Common Stock upon Assignment of April 2021 Call Option ($2.50 Exercise Price)	04/06/2021	21,600	2.5000
Sale of Common Stock	04/06/2021	18,500	3.3109
Disposition of Common Stock upon Assignment of April 2021 Call Option ($2.50 Exercise Price)	04/06/2021	5,200	2.5000
Sale of Common Stock	04/07/2021	29,749	3.4596
Sale of Common Stock	04/08/2021	63,451	3.5572

1 Represents exchange listed American-style call options sold short with an expiration date of March 19, 2021.

2 Represents exchange listed American-style call options sold short with an expiration date of May 21, 2021.

3 Represents exchange listed American-style call options sold short with an expiration date of August 20, 2021.

4 Represents exchange listed American-style call options sold short with an expiration date of April 16, 2021.
5 Represents shares of Common Stock underlying American-style call options purchased to cover a short.
6 Represents exchange listed American-style call options sold short with an expiration date of November 19, 2021.